SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

PROCERA NETWORKS, INC.

(Name of Subject Company (Issuer))

KDR ACQUISITION, INC.

KDR HOLDING, INC.

(Name of Filing Persons (Offerors))

FRANCISCO PARTNERS IV, L.P.

FRANCISCO PARTNERS IV-A, L.P.

(Names of Filing Persons (Others))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

74269U203

(CUSIP Number of Class of Securities)

Andrew Kowal

KDR Acquisition, Inc.

KDR Holding, Inc.

c/o Francisco Partners

One Letterman Drive

Building C – Suite 410

San Francisco, CA 94129

(415) 418-9200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Michael J. Kennedy

Jeffrey C. Wolf

Shearman & Sterling LLP

Four Embarcadero Center, Suite 3800

San Francisco, CA 94111

(415) 616-1100

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$240,880,690	$27,990

*	Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Procera Networks, Inc. (“Procera”), at a purchase price of $11.50 per Share, net to the seller in cash, without interest thereon and subject to deduction for any withholding taxes. The underlying value of the transaction was calculated based on the sum of: (i) 20,788,385 issued and outstanding Shares (including 85,000 unvested restricted stock awards), multiplied by $11.50 per Share; (ii) 241,679 Shares underlying outstanding options with an exercise price that is less than $11.50 per Share which are vested or scheduled to vest prior to the outside date of the offer, multiplied by $5.33 per Share (which is equal to the difference between $11.50 and $6.17, the weighted average exercise price of such options that have an exercise price that is less than $11.50 per Share); and (iii) 45,749 Shares subject to outstanding restricted stock units which are scheduled to vest prior to the outside date of the offer, multiplied by $11.50 per Share. The calculation of the filing fee is based on information provided by Procera as of April 19, 2015.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the transaction valuation by 0.0001162.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$27,990	Filing party:	KDR Acquisition, Inc. KDR Holding, Inc. Francisco Partners IV, L.P. Francisco Partners IV-A, L.P.
Form or Registration No.:	Schedule TO-T	Date filed:	May 6, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments or supplements thereto, the “Schedule TO”) previously filed by KDR Acquisition, Inc. (“Purchaser”), a Delaware corporation and wholly-owned subsidiary of KDR Holding, Inc. (“Parent”), a Delaware corporation, with the Securities and Exchange Commission on May 6, 2015. The Schedule TO relates to the cash tender offer by Purchaser to purchase all of the issued and outstanding shares of the common stock, par value $0.001 per share (the “Shares”), of Procera Networks, Inc. (“Procera”), a Delaware corporation, at $11.50 per Share, net to the seller in cash, without interest thereon and subject to deduction for any applicable withholding taxes, upon the terms and conditions set forth in the Offer to Purchase for Cash, dated May 6, 2015 (together with any subsequent amendments or supplements thereto, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO, and in the related letter of transmittal (the “Letter of Transmittal”) that accompanied such Offer to Purchase, a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO.

Except as set forth below, the information set forth in the Schedule TO and the Offer to Purchase remains unchanged and is incorporated herein by reference. Capitalized terms used but not otherwise defined in this Amendment No. 3 shall have the meanings ascribed to them in the Schedule TO or the Offer to Purchase.

Items 1 through 9 and 11.

The Offer to Purchase and Items 1 through 9 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following text thereto:

“The Offer expired at 12:00 a.m. midnight, New York City time, at the end of the day on Thursday, June 4, 2015, as scheduled and was not extended. The Depositary advised Parent and Purchaser that, as of the expiration of the Offer, a total of 16,529,499 Shares had been validly tendered and not validly withdrawn pursuant to the Offer, which tendered Shares represent approximately 79% of the issued and outstanding Shares. Purchaser has accepted for payment all such Shares validly tendered and not validly withdrawn pursuant to the Offer. The Depositary also advised Parent and Purchaser that it has received Notices of Guaranteed Delivery with respect to 381,637 additional Shares, representing approximately 1.8% of the issued and outstanding Shares.

Promptly following consummation of the Offer, Parent and Purchaser intend to complete the acquisition of Procera through the Merger without a meeting of stockholders of Procera in accordance with Section 251(h) of the DGCL. At the Effective Time, each Share then issued and outstanding (other than the Shares owned by Procera, Parent or Purchaser, or any of their subsidiaries, or by Procera’s stockholders who validly exercised and perfected their appraisal rights under Delaware law) will be converted into the right to receive the Offer Price, without interest and subject to deduction for any required withholding of taxes. All Shares that are converted into the right to receive the Offer Price will be canceled and will cease to exist. Procera will be the Surviving Corporation in the Merger and will become a wholly owned subsidiary of Parent.

On June 5, 2015, Procera and the Sponsors issued a joint press release announcing the expiration and results of the Offer and the expected consummation of the Merger. A copy of the joint press release is attached hereto as Exhibit (a)(5) and incorporated herein by reference.”

Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)	Press Release issued by Procera Networks, Inc. and Francisco Partners dated June 5, 2015

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

KDR ACQUISITION, INC.

By:	/s/ Andrew Kowal
Name:	Andrew Kowal
Title:	President

KDR HOLDING, INC.

By:	/s/ Andrew Kowal
Name:	Andrew Kowal
Title:	President

FRANCISCO PARTNERS IV, L.P.

By:	FRANCISCO PARTNERS GP IV, L.P.
Its:	General Partner

By:	FRANCISCO PARTNERS GP IV MANAGEMENT LIMITED
Its:	General Partner

By:	/s/ Andrew Kowal
Name:	Andrew Kowal
Title:	Managing Director

FRANCISCO PARTNERS IV-A, L.P.

By:	FRANCISCO PARTNERS GP IV, L.P.
Its:	General Partner

By:	FRANCISCO PARTNERS GP IV MANAGEMENT LIMITED
Its:	General Partner

By:	/s/ Andrew Kowal
Name:	Andrew Kowal
Title:	Managing Director

Date: June 5, 2015

INDEX TO EXHIBITS

Exhibit No.	Description

(a)(5)	Press Release issued by Procera Networks, Inc. and Francisco Partners dated June 5, 2015